[redacted]

07027607

082-03821

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 339 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 29, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Extension in Bongkot Concession for 10 years

Reference is made to Bongkot Project; consisting of concession number 5/2515/9 (block 15) and number 3/2515/7 (blocks 16&17), located in the Gulf of Thailand and operated by PTT Exploration and Production Public Company Limited (PTTEP), PTTEP and other joint venture partners; Total E&P Thailand and BG Asia Pacific PTE Ltd, are holding participation interests of Bongkot Project at 44.4445%, 33.3333%, and 22.2222%, respectively.

PTTEP wishes to announce that on October 16, 2007 the Cabinet has approved the Extension of Production Period for 10 years for both concessions of Bongkot Project. Subsequently, the production period of Concession number 5/2515/9 and Concession number 3/2515/7 will expire on April 23, 2022 and March 7, 2023, respectively. In addition to the benefits that government will receive according to the term and condition of the Petroleum Act B.E. 2514 and Petroleum Income Tax Act B.E. 2514 (Thailand I), the government will also be reciprocated with the signature bonus and the remuneration for production period extension of the rate between 2% - 6% of petroleum sales values based on cumulative sales volume.

The Bongkot extension will enable PTTEP to develop and explore other areas in the concessions for the long-term benefit Thailand.

Bongkot, which has been on production since 1993, is the biggest gas field in the gulf of Thailand. Currently, Bongkot Project produces approximately 600 MMSCFD of natural gas and 18,000 barrels per day of condensate.

Yours sincerely,

Maroot Mrigadat
President

dw 10/30

END